Consolidated Financial Statements

(expressed in thousands of United States dollars)

Years ended December 31, 2008 and 2007

SHAREHOLDER UPDATE

Review of Fiscal 2008 and Outlook for Fiscal 2009

Bradford Cooke, Chairman and CEO of Canarc Resource Corp., is pleased to provide the following review of Fiscal 2008 and the outlook for Fiscal 2009.

2008 Highlights

•

Appointed new senior management and director, Mr. Garry Biles, P.Eng. becomes President and Chief Operating Officer and Mr. Bruce Bried, P.Eng. joins Canarc’s Board of Directors.

•

Completed a Plan of Arrangement to spin-out Canarc’s Mexican gold projects to its wholly-owned subsidiary company, Caza Gold Corp. and helped raise initial financing for Caza.

•

Closed a CA$100,000 non-brokered private placement equity financing in December, for use as working capital and for evaluating prospective gold mine property acquisitions.

•

Updated the preliminary economic assessment of New Polaris at US$750 gold, resulting in improved economics of the project including a pre-tax Net Present Value (“NPV”) of CA$131.2 million and a pre-tax internal rate of return (“IRR”) of 28.8% (see January 7, 2009 news release).

2008 in Review

The year 2008 was dominated by the global financial crisis that negatively impacted all commodity and stock markets, and particularly junior mining shares such as Canarc.  However, gold and to a lesser extent silver regain their precious nature in times of financial crisis so gold was by far the best performing investment sector, up 5.8% in 2008.  The precious metals hit bottom in November and have already enjoyed a nice bounce, gold more than silver.

Resource stocks appear to have hit bottom in December due to tax loss selling and have enjoyed an initial 50-100% bounce back in January. Canarc’s share price opened 2008 at CA$0.38 per share, bottomed in December at CA$0.04, but has bounced back to the CA$0.09 range since the start of the year.  Notwithstanding the difficult market conditions, Canarc management continued to seek opportunities for growth, not only by advancing our two gold projects as much as possible given the lack of funds, but also by evaluating several new acquisitions during the year.

New Polaris:  Canarc President, Garry Biles, oversaw the updating and optimization of the preliminary assessment on New Polaris which was originally completed in 2007. As a result of this reassessment, the economics on the New Polaris gold mine project were substantially improved. The combination of better off-site treatment terms, a higher gold price and a lower Canadian dollar exchange rate all have a positive impact on the economics for the New Polaris gold mine project. At a US$750 per oz gold price and a US$/CA$ exchange rate of 0.80, the project generates a pre-tax Net Present Value (“NPV”) of CA$131.2 million and a pre-tax Internal Rate of Return (“IRR”) of 28.8%. This compares to the initial assessment which showed a pre-tax NPV of CA$60.4 million and a pre-tax IRR of 14.9% at a US$650 per oz gold price and a $US/$CA exchange rate of 0.90 when the preliminary study was first completed.

Benzdorp:  Regarding the Benzdorp gold project in Suriname, applications were re-submitted to the Minister of Natural Resources to re-issue these exploration concessions.  No further work was contemplated at Benzdorp until the new concession titles are issued to Benzdorp Gold NV, the local company owned by Canarc and its partner Grassalco, the state mining company for Suriname.

Caza:  Canarc completed the spinout of its Mexican gold projects to subsidiary company, Caza Gold Corp., and the distribution of Caza Gold shares pro rata to Canarc shareholders. This allowed Caza to finance the exploration of its projects and look for more advanced gold projects in Mexico. Canarc retained approximately 2.4 million shares, or about 16.7% of Caza Gold Corp. as an investment.

Aztec:  Canarc continues to hold approximately 11% of the shares of Aztec Metals Corp. Aztec postponed its public listing in 2008 due to unfavourable market conditions but it plans to seek a public listing in 2009.

Outlook For 2009

The outlook for gold and gold stocks for 2009 is quite positive as evidenced by the recent run in the gold price above US$900.  Some forecasters are calling for US$1000-1500 gold or higher this year. Management is also bullish that gold will seek new highs this year due to the accelerating debasement of the US dollar and the attendant inflation that should arise from such monetary policies.

Canarc plans a two-pronged approach this year to create value for shareholders.

Firstly, Canarc’s team will continue to consider strategic alternatives such as a joint venture or other means to advance the New Polaris high grade gold mine project to pre-production mine development and a full feasibility study.

Secondly, we will continue to pursue new opportunities for growth by evaluating attractive gold projects in the USA and Canada for acquisition where management’s exploration and mining experience can add value. Management is of the belief that this market environment is very attractive for making strategic gold property acquisitions at this time while asset values are depressed.

We appreciate the support of our many shareholders, and we can all look forward to a more rewarding year of growth for the Company.

CANARC RESOURCE CORP.

Per:

/s/     Bradford J. Cooke

Bradford J. Cooke

March 20, 2009

Chairman and C.E.O.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheet of Canarc Resource Corp. as at December 31, 2008 and the consolidated statements of operations and comprehensive (loss) income, shareholders’ equity and cash flows for the year then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2007 and for the years ended December 31, 2007 and 2006 were audited by another firm of auditors who expressed an opinion without reservation on those statements in their report dated March 14, 2008.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

March 20, 2009

CANARC  RESOURCE  CORP.

Consolidated Balance Sheets

(expressed in thousands of United States dollars)

	December 31,
	2008	2007

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$ 155	$ 633
Marketable securities (Note 5)	-	16
Receivables and prepaids	295	526
Royalty receivable - current portion (Note 6(c)(i))	50	50
Total Current Assets	500	1,225
NON-CURRENT ASSETS
Mineral properties (Note 6)	12,071	18,629
Equipment (Note 7)	3	8
Royalty receivable - long-term portion (Note 6(c)(i))	88	127
Long-term investments (Note 8)	167	126
Total Non-Current Assets	12,329	18,890
Total Assets	$ 12,829	$ 20,115

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$ 306	$ 331
Notes payable (Note 10)	-	304
Total Liabilities	306	635

SHAREHOLDERS' EQUITY
Share capital (Note 9(a))	55,349	55,289
Contributed surplus	2,217	2,014
Accumulated other comprehensive income	-	(28)
Deficit	(45,043)	(37,795)
Total Shareholders' Equity	12,523	19,480
Total Liabilities and Shareholders' Equity	$ 12,829	$ 20,115

Nature and continuance of operations (Note 1)
Commitments and contingencies (Note 6)

Refer to the accompanying notes to the consolidated financial statements.

Approved by the Directors:

/s/

Bradford Cooke

/s/

William Price

Director

Director

CANARC  RESOURCE  CORP.

Consolidated Statements of Operations and Comprehensive (Loss) Income

(expressed in thousands of United States dollars, except per share amounts)

	Years ended December 31,
	2008	2007	2006

Expenses:
Amortization	$ 2	$ 2	$ 3
Corporate development	17	65	294
Employee and director remuneration (Note 11)	350	618	429
Foreign exchange loss (gain)	77	(198)	(14)
General and administrative (Note 11)	348	592	337
Shareholder relations	121	198	307
Stock-based compensation (Note 9(b))	203	442	454

Loss before the undernoted	(1,118)	(1,719)	(1,810)

Equity loss from investment in affiliated company	-	-	(6)
(Loss) gain on disposition of marketable securities	(32)	1,152	1,598
Gain on disposition of long-term investment (Note 8)	228	-	-
Gain from disposition of subsidiary (Notes 6(b) and (c)(i))	221	-	600
Investment and other income	2	28	81
Accretion of royalty receivable (Note 6(c)(i))	11	15	-
Write-down of marketable securities	-	-	(30)
Write-off of mineral properties (Note 6(c)(ii))	(6,275)	-	-

(Loss) income before income tax	(6,963)	(524)	433

Future income tax recovery (Note 9(a)(ii))	-	2,039	-

Net (loss) income for the year	(6,963)	1,515	433

Other comprehensive (loss) income:
Unrealized (loss) gain on available-for-sale securities	(3)	289	-
Realized gain on sale of available-for-sale securities	32	(1,152)	-
Foreign exchange on unrealized gain	-	68	-
Foreign exchange on realized gain	(1)	(70)	-

Comprehensive (loss) income for the year	$ (6,935)	$ 650	$ 433

Basic and diluted (loss) earnings per share	$ (0.10)	$ 0.02	$ 0.01

Weighted average number of common shares outstanding	71,793,931	69,907,839	63,462,293

Refer to the accompanying notes to the consolidated financial statements.

CANARC  RESOURCE  CORP.

Consolidated Statements of Shareholders’ Equity

(expressed in thousands of United States dollars)

	Years ended December 31,
		2008			2007			2006
	Shares		Amount	Shares		Amount	Shares		Amount

Common shares:
Balance, beginning of year	71,734,505		$ 55,289	68,470,476		$ 55,629	58,545,115		$ 49,150
Issued:
Private placement (Note 9(a))	1,000,000		77	2,200,000		1,039	9,380,361		6,201
Property acquisition (Notes 6(d)(iii) and (v))	-		-	45,000		24	-		-
Exercise of options	-		-	830,000		530	545,000		278
Exercise of share appreciation rights	-		-	189,029		106	-		-
Provision for flow-through shares (Note 9(a)(ii))	-		-	-		(2,039)	-		-
Write-off of mineral properties (Note 6(d)(iii))	(30,000)		(17)	-		-	-		-
Balance, end of year	72,704,505		55,349	71,734,505		55,289	68,470,476		55,629

Contributed surplus:
Balance, beginning of year			2,014			1,855			1,502
Exercise of options			-			(177)			(101)
Fair value of stock options recognized			203			405			454
Fair value of share appreciation rights			-			(69)			-
Balance, end of year			2,217			2,014			1,855

Accumulated other comprehensive income:
Balance, beginning of year			(28)			-			-
Adoption of new accounting policy
for available-for-sale securities (Note 2(o))			-			837			-
Unrealized (loss) gain on available-for-sale securities			(3)			289			-
Realized loss (gain) on sale of available-for-sale securities			32			(1,152)			-
Foreign exchange on unrealized gain on available-for-sale securities			-			68			-
Foreign exchange on realized gain on available-for-sale securities			(1)			(70)			-
Balance, end of year			-			(28)			-

Deficit:
Balance, beginning of year			(37,795)			(39,272)			(39,705)
Adoption of new accounting policy for royalty receivable (Note 2(o))			-			(38)			-
Disposition of subsidiaries pursuant to plan of arrangement (Note 13)			78			-			-
Dividends pursuant to plan of arrangement (Note 13)			(363)			-			-
Net (loss) income for the year			(6,963)			1,515			433
Balance, end of year			(45,043)			(37,795)			(39,272)

Total Shareholders' Equity			$ 12,523			$ 19,480			$ 18,212

Refer to the accompanying notes to the consolidated financial statements.

CANARC  RESOURCE  CORP.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

	Years ended December 31,
	2008	2007	2006

Cash provided from (used for):

Operations:
Net (loss) income for the year	$ (6,963)	$ 1,515	$ 433
Items not involving cash:
Amortization	2	2	3
Employee remuneration	58	-	-
Equity loss from investment in affiliated company	-	-	6
Loss (gain) on disposition of marketable securities	32	(1,152)	(1,598)
Gain on disposition of long-term investment	(228)	-	-
Gain on disposition of subsidiary (Notes 6(b) and (c)(i))	(221)	-	(600)
Future income tax recovery	-	(2,039)	-
Accretion of royalty receivable (Note 6(c)(i))	(11)	(15)	-
Stock-based compensation	203	442	454
Unrealized currency translation loss	22	(47)	(9)
Write-down of marketable securities	-	-	30
Write-off of mineral property (Note 6(c)(ii))	6,275	-	-
	(831)	(1,294)	(1,281)
Changes in non-cash working capital items:
Receivables and prepaids	180	(106)	(57)
Accounts payable and accrued liabilities	51	96	-
Cash used by operating activities	(600)	(1,304)	(1,338)

Financing:
Issuance of common shares	77	1,392	6,378
Proceeds from notes payable	-	304	-
Cash from financing activities	77	1,696	6,378

Investing:
Proceeds from disposal of marketable securities	12	1,690	2,452
Proceeds from royalties and debt settlement (Note 6(c)(i))	50	50	450
Proceeds from disposition of subsidiary (Note 6(b))	204	-	-
Acquisition of marketable securities	-	(13)	(498)
Mineral properties, net of recoveries	(79)	(3,696)	(5,666)
Cash of subsidiaries pursuant to plan of arrangement (Note 13)	(345)	-	-
Equipment	-	(3)	-
Long-term investments (Note 8)	203	(54)	-
Cash from (used by) investing activities	45	(2,026)	(3,262)

(Decrease) increase in cash and cash equivalents	(478)	(1,634)	1,778
Cash and cash equivalents, beginning of year	633	2,267	489

Cash and cash equivalents, end of year	$ 155	$ 633	$ 2,267

Refer to the accompanying notes to the consolidated financial statements.

CANARC  RESOURCE  CORP.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

	Years ended December 31,
	2008	2007	2006

Non-cash financing and investing activities:

Dividends issued pursuant to plan of arrangement (Note 13)	$ 363	$ -	$ -

Shares returned to treasury from disposition
of mineral property interest (Note 6(d)(iii))	17	-	-

Fair value of stock options allocated to shares issued on exercise of:
Share appreciation rights	-	69	-
Stock options	-	177	101

Issuance of shares for property acquisitions	-	24	-

Mineral exploration tax credit, receivable on mineral properties	-	315	-

Income taxes paid	-	-	-

Interest paid	-	-	-

Refer to the accompanying notes to the consolidated financial statements.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

1.

Nature and Continuance of Operations

Canarc Resource Corp. (the “Company”), a company incorporated under the laws of British Columbia, is in the mineral exploration business and has not yet determined whether its mineral properties contain reserves that are economically recoverable.  The recoverability of amounts capitalized for mineral properties is dependent upon the existence of economically recoverable reserves in its mineral properties, the ability of the Company to arrange appropriate financing to complete the development of its properties, confirmation of the Company’s interest in the underlying properties (Notes 6(e) and 6(f)), the receipt of necessary permitting and upon future profitable production or proceeds from the disposition thereof.

The Company has incurred significant operating losses and has an accumulated deficit of $45,043,000 at December 31, 2008.  Furthermore, the Company has working capital of $194,000 as at December 31, 2008, which is not sufficient to achieve the Company’s planned business objectives.  These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business.  The Company’s ability to continue as a going concern is dependent on the continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company’s liabilities as they become payable.  These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2.

Significant Accounting Policies

(a)

Basis of presentation:

These consolidated financial statements include the accounts of the Company and its integrated subsidiaries, all of which are wholly-owned except for:

-

Aztec Metals Corp. (“Aztec”), in which the Company held a 13% interest as at December 31, 2008 (2007 – 17%) and such investment is accounted for using the cost method;

-

Carib Industries Ltd., in which the Company previously held a 78.5% interest and was consolidated but was disposed of in fiscal 2008 (Note 6(b));

-

Caza Gold Corp. (“Caza”), in which the Company previously held a 100% interest and was consolidated but was divested to a 11% interest as at December 31, 2008 pursuant to a plan of arrangement (Note 13) and such investment was accounted for using the cost method;

-

Minera Canarc de Mexico SA de CV, in which the Company previously held a 100% interest and was consolidated but was transferred to Caza in fiscal 2008 pursuant to a plan of arrangement (Note 13);  and

-

its 40% owned investee, Benzdorp Gold N.V., which is proportionately consolidated.

All significant intercompany transactions and balances have been eliminated.

(b)

Cash and cash equivalents:

Cash and cash equivalents include cash and short-term liquid investments having terms to maturity when acquired of three months or less.  Short-term investments having terms to maturity when acquired of greater than three months and less than one year are included in marketable securities or other investments as appropriate.

Canarc Resource Corp.	Page 9

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(c)

Marketable securities:

Marketable securities include investments in shares of companies and other investments capable of reasonably prompt liquidation.  Refer to Note 2(o) for change in accounting policy effective January 1, 2007.

(d)

Mineral properties:

All costs related to investments in mineral properties are capitalized on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  The costs related to a property from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method.  When there is little prospect of further work on a property being carried out by the Company or its partners or when a property is abandoned or when the capitalized costs are not considered to be economically recoverable, the related property costs are written down to the amount recoverable.

From time to time, the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement.  As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded.  Option payments are recorded as property costs or recoveries when the payments are made or received.  Proceeds received on the sale or option of the Company’s property interest is recorded as a reduction of the mineral property cost.  The Company recognizes in income those costs that are recovered on mineral property interests when amounts received or receivable are in excess of the carrying amount.

The amounts shown for mineral properties represent costs incurred to date, less recoveries and write-downs, and are not intended to reflect present or future values.

(e)

Equipment:

Equipment is recorded at cost and, for equipment subject to amortization, the Company uses the declining balance method at rates varying from 10% to 30% annually.  Amortization on equipment used directly on exploration projects is included in mineral properties.

(f)

Long-term investment:

Investment in shares of an affiliated company in which the Company’s ownership is greater than 20% but no more than 50% is, where significant influence is present, accounted for by the equity method.  Investment in shares in which the Company’s ownership is less than 20%, where significant influence does not exist, is accounted for in accordance with the Company’s policy for financial instruments as defined in Note 2(o)(i).

Canarc Resource Corp.	Page 10

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(g)

Stock-based compensation plan:

The Company has a stock option plan which is described in Note 9(b).  The Company records all stock-based payments using the fair value method.  For directors and employees, the fair value of the options is measured at the date of grant.  For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is completed or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.  Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period.  The offset is credited to contributed surplus.  Consideration received on the exercise of stock options is recorded as share capital and the related amount in contributed surplus is transferred to share capital.

The Company has a share appreciation rights plan, which provides option holders the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.  The fair value of the underlying stock option, which is cancelled on the exercise of the share appreciation rights, is transferred from the related contributed surplus to share capital.  The difference between the quoted market price, on the date the share appreciation right is exercised, of the shares issued and the fair value of the stock option is recorded as share capital and charged to operations.

(h)

Asset retirement obligations:

Any statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, are recognized if a reasonable estimate of fair value can be made.  These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset.  In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows.  The capitalized asset retirement cost is amortized to operations over the life of the asset.  The Company assessed its mineral properties, and based upon such assessments, there were no known material asset retirement obligations as at December 31, 2008 or 2007.

(i)

Earnings (loss) per share:

Basic earnings (loss) per share is computed by dividing the earnings available to common shareholders by the weighted average number of shares outstanding during the year.  For all years presented, earnings available to common shareholders equals the reported earnings.  The Company uses the treasury stock method for calculating diluted earnings (loss) per share.  Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year.  In the Company’s case, diluted loss per share presented is the same as basic loss per share as the effect of outstanding options and warrants in the loss per share calculation would be anti-dilutive.

Canarc Resource Corp.	Page 11

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(j)

Foreign currency translation:

The Company uses the United States dollar as its functional and reporting currency, and accounts denominated in currencies other than the United States dollar have been translated as follows:

•

Revenue and expense items at the rate of exchange in effect on the transaction date;

•

Non-monetary assets and liabilities at historical exchange rates, unless such items are carried at market, in which case they are translated at the exchange rate in effect on the balance sheet date;  and

•

Monetary assets and liabilities at the exchange rate at the balance sheet date.

Exchange gains and losses are recorded in the consolidated statement of operations in the year in which they occur.

(k)

Flow-through shares:

A provision at the date of the actual renunciation is recognized by a reduction in the amount included in share capital relating to the flow-through shares for the future income taxes related to the deductions foregone by the Company.

(l)

Use of estimates:

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year.  Significant areas requiring the use of management estimates relate to collectibility of receivables, balances of accrued liabilities, impairment of mineral properties, determination of reclamation obligations, valuation allowances for future income tax assets, and assumptions used in determining the fair value of non-cash stock-based compensation.  While management believes that these estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

(m)

Variable interest entities:

Consolidation principles apply to entities that meet the definition of a variable interest entity (“VIE”).  An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both.  The Company does not have any VIE’s.

(n)

Income taxes:

The Company follows the asset and liability method for accounting for income taxes.  Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward.  Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date.  Future tax assets are recognized to the extent they are considered more likely than not to be realized.  The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

Canarc Resource Corp.	Page 12

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(o)

Changes in accounting policies:

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments.  The new standards have been adopted on a prospective basis with no restatement of prior year financial statements.

(i)

CICA Handbook Section 3855 – Financial Instruments – Recognition and Measurement

The standard addresses the classification, recognition and measurement of financial instruments in the financial statements.  This standard requires all financial instruments within its scope, including derivatives, to be included in the Company’s balance sheet and measured either at fair value on initial recognition or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost.  Changes in fair value are recognized in the statements of operations.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item.  As such, any outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect.  Any changes to the fair values of assets and liabilities prior to the adoption date are recognized by adjusting accumulated other comprehensive income.  Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments and amortized using the effective interest method.

All financial instruments are classified into one of the following five categories:  held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities.  Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

•

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.  Amortization of premiums or discounts and losses due to impairment are included in current year net earnings;

•

Available-for-sale financial assets are measured at fair value based on quoted market prices.  Investment in equity instruments classified as available-for-sale that does not have a quoted market price in an active market is measured at cost.  Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet either by disposition or permanent impairment at which time the realized gain or loss is transferred to net earnings;

•

Held-for-trading financial instruments are measured at fair value.  All gains and losses are included in net earnings in the year in which they arise;  and

•

All derivative financial instruments are classified as held-for-trading financial instruments and are measured at fair value, even when they are part of a hedging relationship.  All gains and losses are included in net earnings in the year in which they arise.

Canarc Resource Corp.	Page 13

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(o)

Changes in accounting policies:     (continued)

(i)

CICA Handbook Section 3855 – Financial Instruments – Recognition and Measurement     (continued)

In accordance with the new standard, the Company has classified its marketable securities as available-for-sale securities.  Such securities are measured at fair market value in the consolidated financial statements with realized gains or losses recorded in net earnings and unrealized gains or losses recorded in other comprehensive income.  This change in accounting policy resulted in an increase of $837,000 in the carrying value of its marketable securities on initial adoption on January 1, 2007.

The Company’s royalty receivable from disposition of subsidiary (Note 6(c)(i)) is classified as loans and receivables.  It is measured at amortized cost and is amortized to interest income using the effective interest rate method.  This change in accounting policy resulted in a decrease of $38,000 in the carrying value of its royalty receivable from disposition of subsidiary on initial adoption on January 1, 2007.

Its investments in shares of Aztec and Caza are classified as available-for-sale but such shares do not have a quoted market price in an active market and are therefore measured at cost.

The Company has classified its cash and cash equivalents as held-for-trading, receivables as loans and receivables, and accounts payable and accrued liabilities and notes payable as other financial liabilities.

(ii)

CICA Handbook Section 3865 - Hedging

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed.  The Company does not have any hedges.

(iii)

CICA Handbook Section 1530 - Comprehensive Income

Comprehensive income is the change in shareholders’ equity during a year from transactions and other events from non-owner sources.  This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income” until it is considered appropriate to recognize into net earnings.  This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

Accordingly, the Company now includes the account “accumulated other comprehensive income” in the shareholders’ equity section of the consolidated balance sheet and “other comprehensive income” in the consolidated statement of operations.

Canarc Resource Corp.	Page 14

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(o)

Changes in accounting policies:     (continued)

(iv)

Capital disclosures:

In February 2007, the CICA issued Handbook Section 1535, “Capital Disclosures”, which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity’s objectives, policies and procedures for managing capital.  The new section is effective for the Company on January 1, 2008.  Note 3 provides further details.

(v)

Financial instruments:

In February 2007, the CICA issued two new standards, Section 3862, “Financial Instruments Disclosures”, and Section 3863, “Financial Instruments Presentation”.  These sections replace the existing Section 3861, “Financial Instruments Disclosure and Presentation”.  Section 3862 provides users with information to evaluate the significance of the financial instruments of the entity’s financial position and performance, nature and extent of risks arising from financial instruments, and how the entity manages those risks.  Section 3863 deals with the classification of financial instruments, related interests, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.  The new sections are effective for the Company on January 1, 2008.  Note 4 provides further details.

(vi)

Going concern:

In June 2007, the CICA amended Handbook Section 1400, “General Standards of Financial Statement Presentation”, which requires management to make an assessment of the Company’s ability to continue as a going concern.  When financial statements are not prepared on a going concern basis, that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the company is not considered a going concern.  The new section is effective for the Company on January 1, 2008.  The Company’s accounting policies were already in accordance with the requirements of the amended section and there was no effect on the Company’s financial statement disclosure, or on its consolidated financial position or its consolidated results of operations.

(p)

New Accounting Pronouncements:

(i)

Goodwill and intangible assets:

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”.  This section establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The new section is effective for the Company on January 1, 2009.  The Company has no goodwill or intangible assets as of December 31, 2008.

Canarc Resource Corp.	Page 15

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(p)

New Accounting Pronouncements:     (continued)

(ii)

International Financial Reporting Standards (“IFRS”):

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles with IFRS over an expected five-year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own generally accepted accounting principles.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.

Management of Capital

The Company is an exploration stage company and this involves a high degree of risk.  The Company has not determined whether its properties contain economically recoverable reserves of ore and currently has not earned any revenues from its mineral property interests and, therefore, does not generate cash flows from operations.  The Company’s primary source of funds comes from the issuance of capital stock.  The Company does not use other sources of financing that require fixed payments of interest and principal due to lack of cash flow from current operations and is not subject to any externally imposed capital requirements.

The Company defines its capital as capital stock.  Capital requirements are driven by the Company’s exploration activities on its mineral property interests.  To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals.  The Company monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activities.

The Company has in the past invested its capital in liquid investments to obtain adequate returns.  The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns of unused capital.

Although the Company has been successful at raising funds in the past through the issuance of capital stock, it is uncertain whether it will continue this financing due to the current difficult conditions.  The Company believes that it has sufficient funds and additional receivables to fund its working capital at year end but would continue to rely on equity financings to continue exploration work on its mineral property interests and to meet its administrative overhead costs for the coming year.

Canarc Resource Corp.	Page 16

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Management of Financial Risk

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk, and market risk which includes commodity price risk, foreign exchange risk and interest rate risk.  The types of risk exposure and the way in which such exposure is managed are provided as follows:

The fair values of the Company’s cash and cash equivalents, receivables, accounts payable and accrued liabilities, and notes payable approximate their carrying values due to the short terms to maturity.

(a)

Credit risk:

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents.  The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents with high-credit quality Canadian financial institutions.  Any receivables from government usually bear no risk.  The Company does not have financial assets that are invested in asset-backed commercial paper.  The royalty receivable is due from an unrelated company, and the Company has not taken any steps to mitigate the credit risk associated with this receivable (Note 6(c)(i)).

(b)

Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and cash equivalents, if any, and its ability to raise equity financings.  The Company believes that these sources may be sufficient to cover the likely short-term cash requirements and commitments, if any.

Accounts payable and accrued liabilities are due within the current operating year.

(c)

Market risk:

The significant market risk exposures to which the Company is exposed are commodity price risk, foreign exchange risk, and interest rate risk.

(i)

Commodity price risk:

The value of the Company's mineral properties is dependent on the price of gold and the outlook for this precious mineral.  The Company does not have any hedging or other commodity-based risks respecting its operations.

Market prices for this precious metal historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, levels of worldwide production, short-term changes in supply and demand, industrial and retail demand, central bank lending, and forward sales by producers and speculators.  The Company has elected not to actively manage its commodity price risk.

Canarc Resource Corp.	Page 17

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Management of Financial Risk     (continued)

(c)

Market risk:     (continued)

(ii)

Foreign exchange risk:

The Company’s mineral properties and operations are in Canada and Suriname, and would subject it to foreign currency fluctuations including currency transaction risk and currency translation risk.  A certain portion of its operating expenses are incurred in Canadian dollars and Surinamese dollars, and fluctuations in U.S. dollars would impact the earnings (losses) of the Company and the values of its assets and shareholders’ equity as its financial statements are stated in U.S. dollars.  The Canadian dollar fluctuates and floats with the U.S. dollar.  The Suriname dollar is tied to a U.S. dollar-dominated currency basket and has only changed nominally from 2.768 to 2.730 since 2004 and has remained unchanged at 2.730 in 2008.

At December 31, 2008, the Company is exposed to currency risk for its U.S. dollar equivalent of financial assets and liabilities denominated in currencies other than U.S. dollars as follows:

Held in Canadian dollars
(stated in U.S. dollars)

Cash	$ 155
Receivables and prepaids	292
Accounts payable and accrued liabilities	(263)

Net financial assets	$ 184

Based upon the above net exposure as at December 31, 2008 and assuming all other variables remain constant, a 10% depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease/increase of $18,400 in the Company’s net earnings.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(iii)

Interest rate risk:

In respect of financial assets, the Company's policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return.  Fluctuations in interest rates impact on the value of cash equivalents.  Interest rate risk is not significant to the Company as it has no cash equivalents at year-end.

Canarc Resource Corp.	Page 18

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.

Marketable Securities

	2008	2007

Investment in shares of companies, at cost	$ -	$ 44
Unrealized foreign exchange losses	-	(2)
Unrealized loss in market values	-	(26)
	$ -	$ 16

In the second quarter of fiscal 2008, the Company disposed of all its remaining shares in marketable securities.  The quoted market value of shares of companies was $16,000 at December 31, 2007.

6.

Mineral Properties

		2008			2007
	Acquisition	Exploration/		Acquisition	Exploration/
	Costs	Development	Total	Costs	Development	Total

British Columbia:
New Polaris (Note 6(a)(i))	$ 3,605	$ 8,466	$ 12,071	$ 3,605	$ 8,582	$ 12,187

Suriname:
Benzdorp (Note 6(c)(ii))	-	-	-	301	5,795	6,096

Mexico:
Los Arrastres (Note 6(d)(ii))	-	-	-	125	95	220
Providencia (Note 6(d)(iii))	-	-	-	17	8	25
Santiago (Note 6(d)(iv))	-	-	-	60	34	94
Santiago Fraction (Note 6(d)(v))	-	-	-	7	-	7

	$ 3,605	$ 8,466	$ 12,071	$ 4,115	$ 14,514	$ 18,629

Canarc Resource Corp.	Page 19

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.

Mineral Properties     (continued)

(a)

British Columbia:

(i)

New Polaris:

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd.  Acquisition costs at December 31, 2008 include a reclamation bond for CAD$250,000.

(ii)

Eskay Creek:

The Company continues to own a one-third carried interest in the Eskay Creek property, Skeena Mining Division, British Columbia, pursuant to a joint venture with Barrick Gold Corporation (“Barrick”).  The property is subject to a 2% net smelter return in favour of a related company.  In 2005, the Company elected to write-off the associated property costs.

(b)

Bellavista, Costa Rica:

The Company held a net profit interest in the Bellavista property, which was located near San Jose, Costa Rica.  A property agreement giving Central Sun Mining Inc. (formerly, Glencairn Gold Corporation) (“Central Sun”) the right to earn a 100% working interest in the property called for pre-production payments which ended in fiscal 2005.  The Company had a net profit interest in Bellavista in which the Company was entitled to 5.67% of the net profits during the first payback period, as defined, then increasing to 10.40% during the second payback period and then to 20.24% of net profits thereafter, once commercial production commenced.  Thirty-five percent of this net profit interest will reduce the net profit interest to be received from Central Sun until $317,741 in advance royalty payments were repaid.

In July 2008 as amended in December 2008, the Company entered into a purchase and sale agreement for the sale of all its 78.5% interest in the subsidiary which holds the net profit interest in the Bellavista property, for CAD$215,000 which was received during fiscal 2008.

(c)

Suriname:

(i)

Sara Kreek:

As at December 31, 2005, the Company held 80% of the shares of Sara Kreek Resource, the company that holds the Sara Kreek concession.  On April 15, 2006, the Company entered into a Settlement and Termination Agreement with Suriname Wylap Development N.V. (“Wylap Development”) to transfer its interest in Sara Kreek Resource to Wylap Development.  The Company received a cash payment of $400,000 in 2006 and shall receive the greater of $50,000 per year, payable semi-annually, or 1.5% royalty on annual gross production from the Sara Kreek property until December 31, 2011, in settlement of all claims, loans and advances owed to the Company.

Canarc Resource Corp.	Page 20

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.

Mineral Properties     (continued)

(c)

Suriname:     (continued)

(i)

Sara Kreek:     (continued)

The royalty receivable has been determined using the effective interest rate method.  The expected future cash flows have been discounted using the effective interest rate to determine the present value as at December 31, 2008.

Present value of expected cash flows from royalties as at January 1, 2007	$ 212
Add: Accretion for the year	15
Less: Royalty received during the year	(50)
Present value of expected cash flows from royalties as at December 31, 2007	177
Add: Accretion for the year	11
Less: Royalty received during the year	(50)
Present value of expected cash flows from royalties as at December 31, 2008	138
Less: Current portion of royalty receivable as at December 31, 2008	(50)
Long-term portion of royalty receivable as at December 31, 2008	$ 88

(ii)

Benzdorp:

In April 1996, the Company entered into an option agreement with Grasshopper Aluminum Company N.V. (“Grassalco”) to earn up to an 80% interest in the Benzdorp property by making cumulative cash payments of $750,000 and property expenditures totalling $5 million over a four-year period.  In August 2002, the Company and Grassalco amended the option agreement.  Cash payments prior to commercial production were reduced to $300,000 with the balance of $450,000 to be paid on or before 30 days after the commencement of commercial production, and exploration expenditures of $5 million were to be incurred by April 2005.  In April 2005, a further amendment to the option agreement was made that extended the date by which the property expenditures had to be completed, to December 6, 2005, subject to a payment of $40,000 which was made by the Company in April 2005.  By December 6, 2005, the Company incurred property expenditures in excess of $5 million.

Pursuant to the amended option agreement, the Company will owe Grassalco an additional $250,000 payable on or before 30 days after the commencement of commercial production if a feasibility study has not been completed by October 6, 2005.  For the years 2006 to 2008, the Company will owe an additional $250,000 payable on or before 30 days after the commencement of commercial production.  However, if a feasibility study has not been completed by October 6, 2008, then the annual additional cash payments of $250,000 will increase at that time to $500,000 payable on or before 30 days after the commencement of commercial production.  These additional cash payments will be treated as advance payments against Grassalco’s shareholder ownership interest and will be deductible from Grassalco’s net profit share or net smelter profit from exploiting the deposits.  As at December 31, 2008, the Company did not complete a feasibility study.

Canarc Resource Corp.	Page 21

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.

Mineral Properties     (continued)

(c)

Suriname:     (continued)

(ii)

Benzdorp:     (continued)

In June 2007, Benzdorp Gold NV, the joint venture company held by the Company and Grassalco, had applied for an extension to the concessions at Benzdorp prior to their expiry in July 2007.  Benzdorp Gold NV was finally advised in August 2008 that an extension would not be granted but an application for new concessions would be considered so Benzdorp Gold NV applied for one new exploration concession in September 2008.  The Company had ceased all exploration work on the concessions in August 2007, and had elected to write-off its investment in the Benzdorp property at December 31, 2008.

(d)

Mexico:

(i)

Los Angeles:

In April 2008, the Company entered into an option agreement to acquire a 100% interest in the La Escondida/Los Angeles properties by making US$1 million in cash payments over a four-year period and issuing $50,000 in shares of the Company over a twelve-month period.  The vendors retained a 3% net smelter return (“NSR”).  The Company made an initial payment of US$15,000 upon the signing of the option agreement.  Pursuant to the Plan of Arrangement which closed in June 2008, the property was transferred to Caza (Note 13).

(ii)

Los Arrastres:

In February 2007, the Company entered into an option agreement to acquire a 100% interest in the Los Arrastres gold/silver property by making $2.5 million in cash payments and spending $2 million on exploration over a three-year period.  The vendor retained a 2% NSR and the Company had the right to reduce the NSR to 1% by paying $1 million at any time.  An initial payment of $50,000 was made upon the signing of the option agreement and a further payment of $75,000 was made in August 2007.  A cash payment of $25,000 was made in February 2008.  Pursuant to the Plan of Arrangement which closed in June 2008, the property was transferred to Caza (Note 13).

Canarc Resource Corp.	Page 22

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.

Mineral Properties     (continued)

(d)

Mexico:     (continued)

(iii)

Providencia and San Felix:

In March 2007, the Company entered into a preliminary option agreement to acquire a 100% interest in the Providencia and San Felix gold/silver properties by issuing 30,000 common shares to the vendors on signing a formal agreement within 30 days and making $2 million in cash payments over a 2 ½ year period, including $30,000 on signing.  The Company issued 30,000 shares at a deemed value of CAD$0.63 per share in 2007.  The vendors retained a 2 ½ % NSR, and the Company had the right to reduce the royalty to 1 ½ % at any time by paying $750,000 and issuing an option to the vendors to purchase 250,000 common shares of the Company at the five-day closing share price average on the Toronto Stock Exchange prior to the royalty reduction.  In April 2008, the Company terminated its efforts to enter into a formal agreement, and the Company wrote-off related exploration expenditures in the first quarter of 2008, and the 30,000 shares, which were originally issued, were returned to treasury and cancelled.

(iv)

Santiago:

In May 2007, the Company entered into an option agreement to acquire a 100% interest in the Santiago gold property by making $2 million in cash payments over a five-year period and spending $200,000 on exploration over a two-year period.  The vendor retained a 2% NSR.  An initial payment of $30,000 was made upon the signing of the option agreement and a further payment of $30,000 was made in November 2007.  A cash payment of $60,000 was made in May 2008.  Pursuant to the Plan of Arrangement which closed in June 2008, the property was transferred to Caza (Note 13).

(v)

Santiago Fraction:

In September 2007, the Company entered into an option and joint venture agreement to acquire up to a 75% interest in the Santiago Fraction property by issuing 15,000 common shares, paying $25,000 in cash after one year, and spending up to $1 million in exploration over a five-year period.  The Company issued 15,000 common shares at a deemed value of CAD$0.45 per share in 2007.  Pursuant to the Plan of Arrangement which closed in June 2008, the property was transferred to Caza (Note 13).

(e)

Expenditure options:

As at December 31, 2008, to maintain the Company’s interest and to fully exercise the options under various property agreements covering its properties, the Company must make payments to the optionors as follows:

Shares

New Polaris (Note 6(a)(i)):
Net profit interest reduction or buydown	150,000

150,000

These amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon.

Canarc Resource Corp.	Page 23

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.

Mineral Properties     (continued)

(f)

Mineral properties contingencies:

The Company has diligently investigated rights of ownership of all of its mineral properties/concessions and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing.  However, all properties/concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

(g)

Realization:

The Company’s investment in and expenditures on its mineral property interests comprise a significant portion of the Company’s assets.  Realization of the Company’s investment in these assets is dependent on establishing legal ownership of the properties, on the attainment of successful commercial production or from the proceeds of their disposal.  The recoverability of the amounts shown for mineral property interests is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production or proceeds from the disposition thereof.

(h)

Environmental:

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing.  The impact of new and future environmental legislation of the Company’s operation may cause additional expenses and restrictions.

If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous materials and other matters.  The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.  The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation.  The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

7.

Equipment

		2008			2007
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Equipment	$ 140	$ 137	$ 3	$ 143	$ 135	$ 8

Canarc Resource Corp.	Page 24

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8.

Long-Term Investments

In May 2007, the Company exercised its warrants for 500,000 common shares of Aztec at an exercise price of CAD$0.12.  As at December 31, 2008, the Company had an interest of 13% (2007 - 17%) in Aztec.

In 2008, the Company disposed of 815,000 shares of Aztec for proceeds of $228,000 which reduced the Company’s interest in Aztec to 13%.

As at December 31, 2008, the Company held 2,396,050 Caza shares (2007 – 100 Caza shares) representing approximately 11% interest (2007 – 100%) in Caza.  The Company closed the Plan of Arrangement (Note 13) with Caza in June 2008.

9.

Share Capital

(a)

Authorized and issued:

The authorized share capital of the Company is comprised of unlimited common shares without par value.

Common shares issued for consideration other than cash are recorded at the quoted market value of the shares as of the agreement date, except in the case of common shares issued on exercise of stock options and share appreciation rights under the Company’s stock option plan, which include the fair value of related options or rights previously allocated to contributed surplus.

(i)

In December 2008, the Company closed a non-brokered private placement for 1,000,000 units at CAD$0.10 per unit for gross proceeds of CAD$100,000.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant is exercisable to acquire one common share at an exercise price of CAD$0.15 until June 1, 2010.

In May 2008, the Company wrote-off the Providencia property and 30,000 shares which were previously issued on acquisition were returned to treasury and cancelled.  Note 6(d)(iii) provides further details.

(ii)

In March 2007, the Company renounced CAD$7 million in exploration expenditures from the proceeds of the flow-through private placements in 2006, resulting in a future income tax liability of approximately $2 million.

In July 2007, the Company closed a non-brokered private placement for 2,200,000 units at CAD$0.52 per unit for gross proceeds of CAD$1,144,000.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant was exercisable to acquire one common share at an exercise price of CAD$0.65 until July 24, 2008.  Finders’ fees of CAD$37,440 were paid in cash.

The Company issued 45,000 common shares for property acquisitions (Notes 6(d)(iii) and (v)).

Canarc Resource Corp.	Page 25

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.

Share Capital     (continued)

(a)

Authorized and issued:     (continued)

(iii)

In March 2006, the Company closed brokered and non-brokered private placements.  The brokered private placement with Dundee Securities Corporation (the “Agent”) was for 3,850,000 flow-through common shares at CAD$0.82 per share for gross proceeds of CAD$3,157,000.  Agent’s fees of CAD$189,420 were comprised of CAD$123,123 in cash and CAD$66,297 in non-flow-through common shares, totalling 80,850 shares, with a deemed price of CAD$0.82 per share.  The Agent also received a compensation warrant exercisable for 231,000 non-flow-through common shares at an exercise price of CAD$0.82 and with an expiry date of March 17, 2007 and a fair value of CAD$43,890 which have been recorded in share capital on a net basis.

The non-brokered private placement was for 449,511 flow-through common shares at CAD$0.82 per share for gross proceeds of CAD$368,599.  Finders’ fees totalling CAD$20,316 were paid.

In October 2006, the Company closed two non-brokered private placements.  The flow-through private placement was for 4,300,000 units at CAD$0.82 per unit for gross proceeds of CAD$3,526,000.  Each unit was comprised of one flow-through common share and one-half of a share purchase warrant;  each whole share purchase warrant was exercisable to acquire one non-flow through common share at an exercise price of CAD$1.25 until October 18, 2007.  Finders’ fees comprised of CAD$208,196 in cash and 247,800 warrants were issued;  each warrant was exercisable to acquire one non-flow through common share at CAD$0.82 until October 18, 2007 and a fair value of CAD$44,604 which have been recorded in share capital on a net basis.

The non-flow through private placement was for 700,000 non-flow through units at CAD$0.75 per unit for gross proceeds of CAD$525,000.  Each unit was comprised of one non-flow through common share and one-half of a share purchase warrant;  each whole share purchase warrant was exercisable to acquire one common share at an exercise price of CAD$0.95 until October 18, 2007.  A finder’s fee of CAD$5,850 was paid.

(b)

Stock option plan:

The Company has a stock option plan that allows it to grant options to its employees, directors and consultants to acquire up to 18,374,095 common shares, of which options for 8,079,000 common shares are outstanding as at December 31, 2008.  The exercise price of each option cannot be lower than the last recorded sale of a board lot on the Toronto Stock Exchange during the trading day immediately preceding the date of granting or, if there was no such date, the high/low average price for the common shares on the Toronto Stock Exchange based on the last five trading days before the date of the grant.  Options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the case of death, in which case they terminate one year after the event.  Vesting of options is made at the discretion of the Board at the time the options are granted.  At the discretion of the Board, certain option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.

Canarc Resource Corp.	Page 26

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.

Share Capital     (continued)

(b)

Stock option plan:     (continued)

The continuity of stock options for the years ended December 31, 2008, 2007 and 2006 is as follows:

	2008		2007		2006
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
	of Shares	(CAD$)	of Shares	(CAD$)	of Shares	(CAD$)

Outstanding, beginning of year	7,074,000	$0.54	7,929,000	$0.54	6,984,000	$0.50
Granted	1,800,000	$0.29	2,190,000	$0.54	1,490,000	$0.69
Exercised	-	-	(830,000)	$0.44	(545,000)	$0.37
Converted to stock appreciation
rights on exercise	-	-	(410,000)	$0.37	-	-
Forfeited	(75,000)	$0.53	(760,000)	$0.58	-	-
Expired	(720,000)	$0.55	(1,045,000)	$0.71	-	-
Outstanding, end of year	8,079,000	$0.48	7,074,000	$0.54	7,929,000	$0.54

Exercise price range (CAD$)	$0.25 - $1.00		$0.25 - $1.00		$0.17 - $1.00

The following table summarizes information about stock options exercisable and outstanding at December 31, 2008:

		Options Outstanding			Options Exercisable
		Weighted	Weighted			Weighted
		Average	Average			Average
Price	Number	Remaining	Exercise	Number		Exercise
Intervals	Outstanding at	Contractual Life	Prices	Exercisable at		Prices
(CAD$)	Dec 31, 2008	(Number of Years)	(CAD$)	Dec 31, 2008		(CAD$)

$0.25 - $0.49	4,679,000	3.3	$0.33	3,620,000		$0.34
$0.50 - $0.74	2,920,000	2.8	$0.64	2,670,000		$0.65
"$"#,##0.00_);[Re2]("$"#,##0.00)	480,000	0.1	$1.00	480,000		$1.00
	8,079,000	2.9	$0.48	6,770,000		$0.51

At December 31, 2008, 8,079,000 options are outstanding of which 6,770,000 options are exercisable and expire at various dates from February 17, 2009 to May 15, 2014, with a weighted average remaining life of 2.9 years.

Canarc Resource Corp.	Page 27

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.

Share Capital     (continued)

(b)

Stock option plan:     (continued)

During the year ended December 31, 2008, the Company recognized stock-based compensation of $203,000 (2007 - $405,115 and 2006 - $454,177) based on the fair value of options granted that were earned by the provision of services during the year, and recognized share appreciation rights of $Nil (2007 - $37,181 and 2006 - $Nil).  Stock-based compensation is segregated between directors and employees as follows:

	2008	2007	2006

Directors	$ 79	$ 40	$ 212
Employees	124	365	242

	$ 203	$ 405	$ 454

For the options granted in June 2007, options for 500,000 common shares with an exercise price of CAD$0.54 and an expiry date of June 15, 2012 have vesting provisions in which options for 250,000 common shares vested on June 15, 2008 and the balance of 250,000 vest on June 15, 2009.

Options for 1.8 million shares, which were granted in May 2008, are subject to a vesting provision in which 20% of the options vest immediately and 20% vest every six months.

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

The fair value of stock options granted and the assumptions used to calculate compensation expense are estimated using the Black-Scholes Option Pricing Model as follows:

	2008	2007	2006

Fair value of options vested during the year	$0.21	$0.18	$0.30

Risk-free interest rate	2.59%	3.31%	3.32%
Expected dividend yield	0%	0%	0%
Expected stock price volatility	57%	54%	66%
Expected option life in years	4	4	4

Canarc Resource Corp.	Page 28

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.

Share Capital     (continued)

(c)

Warrants:

At December 31, 2008, the Company had outstanding warrants as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2007	Issued	Exercised	Expired	December 31, 2008

$0.65	July 24, 2008	1,100,000	-	-	(1,100,000)	-
$0.15	June 1, 2010	-	500,000	-	-	500,000

		1,100,000	500,000	-	(1,100,000)	500,000

At December 31, 2007, the Company had outstanding warrants as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2006	Issued	Exercised	Expired	December 31, 2007

$0.82	March 17, 2007	231,000	-	-	(231,000)	-
$1.25	October 18, 2007	2,150,000	-	-	(2,150,000)	-
$0.82	October 18, 2007	247,800	-	-	(247,800)	-
$0.95	October 18, 2007	350,000	-	-	(350,000)	-
$0.65	July 24, 2008	-	1,100,000	-	-	1,100,000

		2,978,800	1,100,000	-	(2,978,800)	1,100,000

At December 31, 2006, the Company had outstanding warrants as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2005	Issued	Exercised	Expired	December 31, 2006

$0.82	March 17, 2007	-	231,000	-	-	231,000
$1.25	October 18, 2007	-	2,150,000	-	-	2,150,000
$0.82	October 18, 2007	-	247,800	-	-	247,800
$0.95	October 18, 2007	-	350,000	-	-	350,000

		-	2,978,800	-	-	2,978,800

Canarc Resource Corp.	Page 29

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.

Share Capital     (continued)

(d)

Shares reserved for issuance:

Number of Shares

Outstanding, December 31, 2008	72,704,505
Property agreements (Note 6(e))	150,000
Stock options (Note 9(b))	8,079,000
Warrants (Note 9(c))	500,000

Fully diluted, December 31, 2008	81,433,505

(e)

Shareholder rights plan:

On May 31, 2005, the shareholders of the Company approved a shareholder rights plan (the “Plan”) that became effective on April 30, 2005.  The Plan is intended to ensure that any entity seeking to acquire control of the Company makes an offer that represents fair value to all shareholders and provides the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximize value for shareholders.  Under the Plan, each shareholder at the time of the Plan’s adoption was issued one Right for each common share of the Company held.  Each Right entitles the registered holder thereof, except for certain “Acquiring Persons” (as defined in the Plan), to purchase from treasury one common share at a 50% discount to the prevailing market price, subject to certain adjustments intended to prevent dilution.  The Rights are exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquires, or makes a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Company.  The Rights expire on April 30, 2015.

10.

Notes Payable

In December 2007, the Company’s previous wholly-owned subsidiary, Caza, received proceeds of CAD$300,000 in demand loans of which CAD$180,000 were from directors and officers of the Company.  The loans were repayable on demand and had an interest rate of 9% per annum.  In June 2008, the Company closed a Plan of Arrangement with Caza in which Caza is no longer a wholly-owned subsidiary of the Company (Note 13).

Canarc Resource Corp.	Page 30

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.

Related Party Transactions

General and administrative costs during 2008 include:

-

CAD$Nil (2007 – CAD$Nil and 2006 - CAD$38,000) of consulting fees charged by a company controlled by a former director of the Company;

-

CAD$52,561 (2007 - CAD$120,987 and 2006 - CAD$99,208) of salaries paid to a director;

-

CAD$36,659 (2007 - CAD$35,604 and 2006 - CAD$40,000) to directors in their capacity as directors of the Company.  As at December 31, 2008, the Company accrued CAD$28,659 (2007 – CAD$Nil) in directors fees;

-

CAD$67,217 (2007 - CAD$106,316 and 2006 - CAD$159,594) in legal fees to a law firm in which a senior officer of the Company is a partner.  As at December 31, 2008, the Company owed CAD$32,859 (2007 – CAD$1,183) to the law firm;

-

CAD$272,572 (2007 - CAD$32,005 and 2006 - CAD$55,580) in office rent and salary allocations recovered from companies sharing certain common directors.  As at December 31, 2008, the Company was owed CAD$22,778 (2007 - $4,407) from such companies;  and

-

CAD$119,976 (2007 - CAD$35,273 and 2006 - $Nil) in office rent and salary allocations paid to a company sharing certain common directors.  As at December 31, 2008, the Company owed CAD$1,435 (2007 - $Nil) to the company.

Details of transactions with Aztec and Caza are provided in Note 8, and notes payables for Caza are provided in Note 10 and the Plan of Arrangement in Note 13.

The above transactions were incurred in the normal course of business and are recorded at the exchange amount, being the amount agreed upon by the related parties.

12.

Segment Disclosures

The Company has one operating segment, being mineral exploration, and substantially all assets of the Company are located in Canada except for certain mineral properties as disclosed in Note 6.

13.

Plan of Arrangement

On June 25, 2008, the Company proceeded to close the Plan of Arrangement (the “Arrangement”) with Caza whereby approximately 83% of the Company’s interest in Caza was distributed to the shareholders of the Company.  Under the Arrangement, the Company transferred all its interest in its wholly-owned Mexican subsidiary which holds all the rights to the Mexican gold exploration properties (Note 6(d)) to Caza in return for 14,346,527 shares of Caza, of which the Company distributed 11,950,577 Caza shares by way of a dividend in kind to the Company’s shareholders on the basis of one share of Caza for every six shares of the Company held by shareholders as of the dividend record date.  As at December 31, 2008, the Company holds 2,396,050 Caza shares representing approximately 11% interest in Caza.  The property interests which were transferred from the Company to Caza include La Angeles, Los Arrastres, Santiago and Santiago Fraction properties.

The Company believes the Arrangement and spin-off is not material to the Company, therefore, disclosure on discontinued operations is not being presented.

Canarc Resource Corp.	Page 31

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.

Plan of Arrangement     (continued)

The Arrangement was accounted for by the Company at the time of the transaction by showing an investment in Caza of $436,501 representing the value of the 14,346,527 common shares received.  The distribution of 11,950,577 Caza common shares to the Company’s shareholders was accounted for as a reduction to the investment in Caza in the amount of $363,298 with a corresponding increase in deficit.

14.

Income Taxes

The reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2008	2007	2006

Canadian statutory tax rates	31.50%	34.12%	36.12%

Expected recovery	$ (2,194)	$ (179)	$ (292)
Permanent differences	64	(58)	26
Benefit of tax attributes and other items	225	845	406
Write-off of mineral properties	1,977	-	-
Change in valuation allowance	(72)	(2,647)	(140)

Income tax recovery	$ -	$ (2,039)	$ -

The significant components of the Company’s future income tax assets as at December 31, 2008 and 2007 are as follows:

	2008	2007

Future income tax assets:
Resource properties	$ (653)	$ (599)
Equipment	259	305
Share issue costs	55	113
Non-capital losses	1,128	1,051
Capital losses	21	29
Total future income tax assets	810	899
Valuation allowance	(810)	(899)
Future income tax assets, net	$ -	$ -

At December 31, 2008, the Company has non-capital losses for Canadian tax purposes of approximately $4.3 million which expire on various dates to 2028, and Canadian capital losses of approximately $157,000 which are without expiry.

Canarc Resource Corp.	Page 32

CORPORATE  INFORMATION

HEAD OFFICE

#301 – 700 West Pender Street

Vancouver, BC, Canada, V6C 1G8

Telephone:

(604) 685-9700

Facsimile:

(604) 685-9744

Website:

www.canarc.net

DIRECTORS

Bradford Cooke

Bruce Bried

Derek Bullock

Leonard Harris

William Price

OFFICERS

Bradford Cooke ~ Chairman and Chief Executive Officer

Garry Biles ~ President and Chief Operating Officer

James Moors ~ Vice-President, Exploration

Philip Yee ~ Chief Financial Officer

Stewart Lockwood ~ Secretary

REGISTRAR AND

Computershare Investor Services Inc.

TRANSFER AGENT

3rd Floor, 510 Burrard Street

Vancouver, BC, Canada, V6C 3B9

AUDITORS

Smythe Ratcliffe LLP

7th Floor,  355 Burrard Street

Vancouver, BC, Canada, V6C 2G8

SOLICITORS

Vector Corporate Finance Lawyers

#1040 – 999 West Hastings Street

Vancouver, BC, Canada, V6C 2W2

SHARES LISTED

Trading Symbols

TSX:

CCM

OTC-BB:

CRCUF

DBFrankfurt:

CAN

Canarc Resource Corp.	Page 33